Filed by TradeStation Group, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Quantum FinTech Acquisition Corporation
Commission File No.: 001-40009

TradeStation Group to become public on the NYSE through a De-SPAC with Quantum FinTech Acquisition Corporation

TOKYO, November 4, 2021 - Monex Group, Inc. (headquarters: Tokyo, Japan; Representative Executive Officer and CEO: Oki Matsumoto; the Company) announces that its Board of Directors passed a resolution today to approve a business combination between TradeStation Group, Inc. (TradeStation), a wholly-owned subsidiary of the Company in the United States, and Quantum FinTech Acquisition Corporation (headquarters: Florida, United States; Chairman & CEO: John Schaible; QFTA), a listed special purpose acquisition company (SPAC), with the aim of TradeStation becoming a publicly traded company on the New York Stock Exchange (NYSE) under the ticker symbol “TRDE” in the first half of 2022 (Transaction) and the execution of relevant agreements in connection with the Transaction. For this Transaction, TradeStation expects to have an estimated implied equity value of approximately US$1.3 billion (the total market value of the shares of TradeStation prior to this transaction, so-called Pre-Money Equity Valuation). Galaxy Digital LP (which is affiliated with Galaxy Digital Holdings Ltd. (headquarters: New York, United States; CEO & Founder: Mike Novogratz; (TSX: GLXY) Galaxy Digital), one of the world’s leading technology-driven financial services and investment management firms that provides institutions and direct clients with a full suite of financial solutions spanning the digital assets ecosystem) will participate in the Transaction as a PIPE (Private Investment in Public Equity) investor.

TradeStation will continue to be a subsidiary of the Company, and TradeStation’s role in the growth strategy of Monex Group is not expected to change.

1. Purpose of the Merger

To fulfill Monex Group’s goal to provide global financial products and services to individual investors worldwide, the Company has developed a business portfolio that extends beyond Japan to include the United States and Asia. TradeStation, which operates in the United States, the world’s largest market for retail investors, has won high acclaim for its online brokerage platform offerings, particularly for active traders. Since 2017, TradeStation has refreshed its branding and enhanced its offering to provide high-quality services to a wider audience of self-directed investors. With the emergence of new individual investors in the United States due, in part, to the COVID pandemic, the number of active accounts and assets under custody of TradeStation has risen significantly and the Company and TradeStation believe this retail investor demographic in the United States still shows more room to grow.

Looking at the recent expansion in the United States self-directed market as a good opportunity for the next level of growth, TradeStation aims to provide its innovative trading environment to more customers and rapidly broaden its customer base. To secure growth capital necessary for aggressive investments to implement large-scale marketing initiatives and enhance services, the Company has chosen a business combination of TradeStation with a SPAC (a “De-SPAC” transaction) to make TradeStation a publicly traded company listed on a major US stock exchange as an advantageous and effective means to finance this growth.

Ever since the Company made a US$411 million tender offer to acquire TradeStation in 2011 (at which time TradeStation was a publicly-traded company, listed on the Nasdaq Global Select Market), the Company has worked to increase the value of TradeStation through numerous initiatives. With TradeStation’s current Pre-Money Equity Valuation of approximately US$1.3 billion (about ¥145 billion), the Company and TradeStation expect the business combination with QFTA and the listing of TradeStation as a public company again will help reflect what the Company believes is the true value of TradeStation. Further, the Company and TradeStation believe that securing growth capital in the US capital markets should help support TradeStation’s overall expansion with flexible capital and contribute to mid- to long-term sustainable growth. In addition, being a public company in the United States will help reinforce good corporate governance practices, and it is anticipated that a listing on the NYSE should raise brand recognition and provide an opportunity for efficient recruitment and direct incentives to TradeStation management, which will promote further growth.

2. Overview of the Transaction

The Transaction is a reverse triangular merger (Merger) between QFTA and TSG Merger Sub, Inc. (Merger Sub), a wholly-owned subsidiary (formed for the sole purpose of effecting a merger) of TradeStation. As a result of the Merger, Merger Sub will merge with and into QFTA, with QFTA being the surviving corporation and a wholly-owned subsidiary of TradeStation. Meanwhile, QFTA shareholders will receive TradeStation shares in consideration of the Merger. The Merger is expected to be consummated in the first half of 2022. In connection with the Merger, TradeStation will apply to be listed for trading on the NYSE under the ticker symbol “TRDE.” The structure of the Transaction is as follows:

[Overview of the Merger]

[After the Merger]

QFTA has obtained commitments from PIPE investors in the aggregate amount of US$115 million. In order to continue to support and commit to the growth of TradeStation as its parent company, the Company will also subscribe for QFTA shares for aggregate consideration of US$50 million as one of the PIPE investors.

(i) Merger Sub (wholly-owned subsidiary of TradeStation) (merged corporation) and QFTA (surviving corporation) will conduct the reverse triangular merger under the US laws and regulations.

(ii) As a result of the reverse triangular merger, Merger Sub will be merged with and into QFTA, with QFTA being the surviving corporation and a wholly-owned subsidiary of TradeStation. QFTA shareholders will receive TradeStation shares in consideration of the Merger (as described in detail above), and any QFTA warrants held by holders thereof will be converted to warrants of TradeStation (equivalent to “share acquisition rights” under the Companies Act of Japan).

(iii) In connection with the Merger, TradeStation will apply to be listed for trading on the NYSE (TradeStation after the NYSE listing will hereinafter be referred to as “New TradeStation”).

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*1 Ownership ratios (tentative) of New TradeStation after the Merger: the Company: (approx. 134.8 million shares, approx. 81.5%) (including PIPE investment); existing shareholders of QFTA: (approx. 20.9 million shares, approx. 12.6%); PIPE investors (excluding the Company): (approx. 7.2 million shares, approx. 4.3%); QFTA Sponsor: (approx. 2.6 million shares, approx. 1.6%) (the above assumes that all existing shareholders of QFTA do not redeem their QFTA shares, and that the eligible PIPE investors will not receive additional TradeStation stock as a result of a down-side protection described in Paragraph 6 below. In addition, the number of shares that may be issued to the Company and QFTA Sponsor pursuant to the earn-out provisions described in Paragraph 6 below, dilution due to the exercise of warrants, equity incentive plans and equity compensation are not taken into account).

*2 The aggregate amount of cash of QFTA held in trust was US$201 million as of June 30, 2021. Assuming that the existing shareholders of QFTA elect to redeem 50% (such assumption based on the approximate average redemption rates of recent de-SPAC transactions) of their QFTA shares, the assets of New TradeStation will increase by approximately US$215 million (including US$115 million in PIPE investments). The payment of expenses related to the Transaction is not taken into account for calculating the increase in assets, and the increase in assets will be less than the above amount if the payment of such expenses is taken into account.

*3 QFTA will remain as a subsidiary of New TradeStation for the time being. In the future, the Company expects that QFTA will either merge with and into New TradeStation or be liquidated.

*4 New TradeStation shares held by the Company (excluding any shares subscribed for as a result of its PIPE investment) are subject to lock-up covenants and will be released in accordance with the following terms and conditions:

a) The lock-up for one third (1/3) of New TradeStation shares held by the Company will be released on the earlier of the day falling a year after the Closing of the Merger, or the first date on which the last reported price of New TradeStation shares over any twenty (20) trading days within the preceding thirty (30) consecutive trading days after the Closing of the Merger is greater than or equal to US$12.50, and the sales thereof can be made thereinafter;

b) The lock-up for one third (1/3) of New TradeStation shares held by the Company will be released on the earlier of the day falling two (2) years after the Closing of the Merger, or the first date on which the last reported price of New TradeStation shares over any twenty (20) trading days within the preceding thirty (30) consecutive trading days after the Closing of the Merger is greater than or equal to US$15.00, and the sales thereof can be made thereinafter; and

c) The lock-up for one third (1/3) of New TradeStation shares held by the Company will be released on the earlier of the day falling three (3) years after the Closing of the Merger, or the first date on which the last reported price of New TradeStation shares over any twenty (20) trading days within the preceding thirty (30) consecutive trading days is greater than or equal to US$17.50, and the sales thereof can be made thereinafter.

*5 The Closing of the Merger will be subject to certain customary conditions, including, among other things: (a) no governmental orders that prohibit the Merger being issued; (b) the approval by QFTA’s shareholders of the Merger, (c) the approval by the Company, as a sole shareholder of TradeStation, of TradeStation’s adoption of the amended and restated charter and bylaws and the approval by TradeStation, as a sole shareholder of Merger Sub, of the Merger; (d) approval for listing on the NYSE of the common stock of New TradeStation to be issued in connection with the Merger; and (e) the effectiveness of a registration statement under the US Securities Act with respect to the common stock and other relevant securities of New TradeStation to be issued in connection with the Merger.

3. Descriptions of QFTA

QFTA is managed by a team of successful financial technology entrepreneurs. They have, collectively, helped found, build, manage and/or monetize fintech companies including banking, trading, exchange operations, clearing, custody, settlement and other financial services businesses run with innovative financial technology. Members of their management team have operated for more than 25 years in financial industries across multiple jurisdictions and have successfully secured approvals to operate de novo banks, FX dealers, correspondent clearing broker dealers, alternative trading systems (ATS’s) and electronic communication networks (ECNs). With deep experience in fintech and market structure, QFTA is a good match for TradeStation and the Company as TradeStation aims to accelerate its growth through enhanced marketing and the distribution of its newer products and offerings, such as crypto brokerage services to customers.

“TradeStation is by far the best company and best relative value in the FinTech/Financial services sector,” opined John Schaible, Chairman and CEO of Quantum fintech. “Its seasoned and forward thinking management has sustained Tradestation’s position as a best-of-breed fintech company, while positioning it for accelerated growth in new product areas such as Crypto and Social Media Trading. Self-Clearing across all its major asset classes, TradeStation is positioned to take significant market share as the most advanced and efficient platform for financial products.”

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4. Descriptions of Galaxy Digital

Galaxy Digital is a technology-driven financial services and investment management firm that provides institutions and direct clients with a full suite of financial solutions spanning the digital assets ecosystem.

“We are excited to support Monex, and thereby TradeStation, with the overarching mission of empowering investors with the tools and education necessary to navigate crypto and traditional financial markets,” said Mike Novogratz, CEO & Founder of Galaxy Digital. “Galaxy looks forward to continued collaboration with Monex as the Japanese crypto market expands at an accelerated pace.”

5. Growth Strategy of TradeStation

In addition to its equities, futures, and options trading services, TradeStation offers robust crypto asset brokerage services on a Web- and mobile-based platform, providing investors with a comprehensive trading environment with multi-asset access. With its award-winning core trading platform, TradeStation has significantly increased its customer base and assets under custody in recent years through a rebranding effort, major enhancements to its web and mobile offerings, simplification of its commission pricing, and developing a new investor base by offering crypto asset trading, which is expected to grow as a new market.

In order to provide more customers with access to its multi-asset trading platform, TradeStation plans to implement large-scale marketing initiatives, improve existing services, and aggressively invest in licensing its API technology to third-party platforms whose customers wish to access TradeStation’s brokerage environment from those third-party platforms. For its marketing strategy, TradeStation plans to substantially increase brand awareness marketing (e.g., YouTube, Hulu, etc.) and performance marketing (e.g., SEO on Google, Apple Store, Google Play, etc.) to increase customer awareness and further penetrate the US self-directed investor market. TradeStation plans to increase its marketing spend from US$17 million (fiscal year ended March 31, 2021) to US$147 million (fiscal year ending March 31, 2024), increase the number of its brokerage customer accounts more than sixfold (from 146,000 accounts (as of March 31, 2021) to 927,000 accounts (as of March 31, 2024), and to double its customer assets under custody from approximately US$10 billion (as of March 31, 2021) to approximately US$24 billion (as of March 31, 2024).

TradeStation is aiming to more than double its revenue over the three-year period ending March 31, 2024, from approximately US$219 million (fiscal year ended March 31, 2021) to approximately US$518 million (fiscal year ending March 31, 2024) by substantially increasing its marketing spend, further enhancing its core equities, options and futures, as well as its crypto and brokerage services, and increasing the number of third-party platforms that can offer their customers access to TradeStation’s platform through TradeStation’s API technology. In the area of crypto asset trading services, where growth is expected, TradeStation aims to significantly increase revenue by more than 22 times, from approximately US$6.3 million (fiscal year ended March 31, 2021) to approximately US$141 million (fiscal year ending March 31, 2024) by increasing marketing spend, adding more crypto assets that can be traded by customers, offering crypto retirement accounts, and more seamlessly integrating its crypto trading platform with its core equities, options and futures web and mobile platform.

6. Valuation of TradeStation

The Pre-Money Valuation calculated based on TradeStation’s growth strategies and its prospective revenues and comparable transaction multiple methods is approximately US$1.3 billion (approx. JPY 145 billion). Please see attached presentation material for more details.

Specifically, one QFTA share held by the PIPE investors and the sponsors of QFTA, will be exchanged for one TradeStation share. However, each QFTA share held by a public shareholder of QFTA that has elected not to redeem will receive more than one TradeStation share based on an exchange ratio formula supported by the issuance of an additional 750,000 TradeStation shares. More specifically, the QFTA public shareholders will receive in exchange for each share they hold that they have elected not to redeem TradeStation shares equal to (1) the sum of the total number of such non-redeemed shares held by QFTA public stockholders and 750,000, divided by (2) the total number of such shares held by QFTA public stockholders. Under this formula, if zero shares are redeemed, each QFTA public share will be exchanged for 1.037 shares of TradeStation and, as another example, if 90% of the shares are redeemed, each QFTA public share will be exchanged for 1.372 shares of TradeStation.

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For the purpose of making adjustments to the consideration payable to the Company and the QFTA Sponsors after the Closing of the Merger (Earn Out clause), the Company will receive earn-out consideration equal to a maximum of 34,148,232 shares and the QFTA Sponsors will receive earn-out consideration equal to a maximum of 798,894 shares, in each case upon the following “triggering events”:

•	prior to the fifth anniversary of the Closing of the Merger, TradeStation achieves a VWAP (the volume weighed average price) of US$12.50 over any twenty (20) trading days within the preceding thirty (30) consecutive trading days, 50% of the earn-out consideration is payable.

•	prior to the fifth anniversary of the Closing of the Merger, TradeStation achieves a VWAP (the volume weighed average price) of US$15.00 over any twenty (20) trading days within the preceding thirty (30) consecutive trading days, 50% of the earn-out consideration is payable.

With regard to the warrants of New TradeStation that will be held by the existing warrant holders of QFTA (20,125,000 warrants in total), the relevant warrant holders will have the right to acquire 0.5 shares of New TradeStation stock per exercise of a warrant (exercise price: US$11.50 per whole share, subject to adjustment under the terms of the warrants). With regard to the warrants of New TradeStation that will be held by QFTA Sponsor (6,153,125 warrants in total), QFTA Sponsor have the right to acquire one (1) share of New TradeStation stock per exercise of a warrant (exercise price: US$11.50 per whole share, subject to adjustment under the terms of the warrants). The warrants are not exercisable until the later of February 9, 2022 or the Closing of the Merger. If all warrants are exercised at the exercise price without being adjusted, up to 7.3% dilution may occur on a shareholding ratio base.

PIPE investors, other than the Company, benefit from downside protection, following the closing of the de-SPAC, pursuant to which New TradeStation may issue additional new shares if the stock price falls within certain parameters. Specifically, if the lower of (A) the average of the VWAP for each of the successive 60 trading days after the date on which the TradeStation resale shelf registration statement becomes effective and (B) the average of the VWAP for each of the last successive 10 trading days of such 60 trading day period is less than US$10 (subject to a floor of US$6.5), the PIPE investors will be entitled to receive a number of additional TradeStation shares equal to the product of (x) the number of shares subscribed by that PIPE investor, multiplied by (y) a fraction, (A) the numerator of which is US$10 minus the lower of the two above average VWAPs, and (B) the denominator of which is the lower of the two above average VWAPs. (For example, if such lower number US$8, a PIPE investor is entitled to receive an additional 25% ((10-8) / 8 = 0.25) of the number of shares subscribed by that PIPE investor.

7. TradeStation’s future position within Monex Group

The Company’s shareholding ratio of TradeStation shares as of the Closing of the Merger will depend on how many QFTA shares existing QFTA shareholders elect to redeem in connection with the Merger. If no existing shareholders elect to redeem their QFTA shares and therefore become TradeStation shareholders, the Company’s shareholding ratio as of the Closing will be approximately 81.5% (please note, however, that (1) this percentage assumes that eligible PIPE investors will not receive additional TradeStation stock as a result of a down-side protection described in Paragraph 6 above, and (2) the number of shares that may be delivered to the Company and QFTA Sponsor pursuant to the earn-outs described in Paragraph 6 above, and dilution due to the exercise of warrants, equity incentive plans and equity compensation are not taken into account). The Company plans to continue to hold a majority of TradeStation shares and support its growth as an important subsidiary.

Upon closing of the Transaction, the Company will have a subsidiary that is publicly listed. For effective and required corporate governance of TradeStation as a NYSE-listed company, TradeStation will have an audit committee consisting of three independent directors that will focus on TradeStation’s financial disclosures, internal controls, audit and other matters, including helping to ensure that related-party transactions between the Company and TradeStation are fair and do not create inappropriate conflicts of interest for TradeStation as a company that will have shareholders other than the Company.

8. Impact on Financial Results

The Company and its related parties are studying the impact the Transaction may have on each line item of the Company’s consolidated balance sheet and consolidated income statement and will announce detailed figures as soon as they reasonably become available.

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9. Schedule of the Transaction

November 4, 2021 The Company’s Board resolution regarding the Transaction

November 4, 2021 The execution by the Company of relevant agreements regarding the Transaction

Future dates, such as the date of the SPAC’s shareholders’ meeting for the approval of the Merger and the date for closing of the Transaction and listing on NYSE are not yet determined.

10. Overview of TradeStation

Name	TradeStation Group, Inc.
Headquarters	Plantation, Florida (Florida corporation)
Representative	President & CEO, John Bartleman
Business	Online Broker
Accounting period	March
Major shareholders and holding ratio	Monex Group, Inc. 100%

11. Overview of the related parties of the Merger (QFTA and Merger Sub)

Name	Quantum FinTech Acquisition Corporation
Headquarter	4221 W. Boy Scout Blvd., Suite 300,Tampa, FL 33607
Representative	Chairman & CEO, John Schaible
Business	A blank check company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.
Capital (common stock)	US$589 (as of June 30, 2021)
Established	January 29, 2021
Number of shares issued (common stock)	5,884,109 (as of June 30, 2021)
Accounting period	December
Major shareholders and holding ratio	Quantum Ventures LLC 15.0% (as of February 9, 2021)

Name	TSG Merger Sub, Inc.
Headquarter	Delaware corporation
Representative	President & CEO, John Bartleman
Business	Established for the sole purpose of the Transaction
Capital	$1
Established	September 27, 2021
Number of shares issued	100
Accounting period	December
Major shareholders and holding ratio	TradeStation Group, Inc. 100%

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12. Financial position and operating results of the related parties to the Transaction in the immediately preceding fiscal year

(1)	TradeStation

Fiscal Year ended March 31, 2021 (JPY Million Yen)

Total Asset	444,540
Net Asset	27,769
Net Asset per share	27.8
Operating Revenue	25,375
Operating Income	3,187
Profit before income tax	3,200
Profit attributable to owners of the parent company	2,523
Profit per share	2.5

(2)	Quantum Fintech Acquisition Corporation

Fiscal Year ending December 31, 2020（US dollar）

Total Asset	200,620
Net Asset	19,580
Net Asset per share	0.039
Operating Revenue	0
Operating Income	△5,420
Profit before income tax	△5,420
Profit attributable to owners of the parent company	△5,420
Profit per share	⁻

(3)	TSG Merger Sub, Inc.

No ended fiscal year yet as it was established in October, 2021.

13. Status after the Merger

Name	TradeStation Group Inc.
Location	Florida corporation
Representative	President & CEO, John Bartleman
Business	Online broker
Capital	$10
Accounting Period	March

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Forward-Looking Statements

This presentation includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 , as amended, that reflect TradeStation and Quantum’s current views with respect to, among other things, the future operations and financial performance of TradeStation, Quantum and the combined company. Forward-looking statements in this presentation maybe identified by the use of words such as “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “foreseeable,” “future,” “intend,” “may,” “outlook,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “target,” “trends,” “will,” “would” and similar terms and phrases. Forward-looking statements contained in this presentation include, but are not limited to, statements as to (i) account growth rates and total accounts, (ii) marketing and product / IT development costs, (iii) trading volumes, (iv) revenue, including trading-related revenue byproduct, (v) market growth, (vi) planned strategic initiatives and other plans to try to accelerate account growth and revenue, (vii) payback periods and account acquisition costs, (viii) customer assets, (ix) Adjusted EBITDA, (x) the expected timing, completion and effects of the Business Combination, (xi) TradeStation’s present and future plans for its business and operations, and (xii) TradeStation’s expectations as to market results and conditions. The forward-looking statements contained in this presentation are based on the current expectations of TradeStation, Quantum and their respective management and are subject to risks and uncertainties. No assurance can be given that future developments affecting TradeStation, Quantum or the combined company will be those that are anticipated. Actual results may differ materially from current expectations due to changes in global, regional or local economic, business, competitive, market, regulatory and other factors, many of which are beyond the control of TradeStation and Quantum. Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Factors that could cause actual results to differ may emerge from time to time, and it is not possible to predict all of them.

Such factors include, but are not limited to, the risk that the Business Combination may not be completed in a timely manner or at all; the failure to obtain financing for the Business Combination or meet other closing conditions; the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement in respect of the Business Combination; failure to achieve sufficient cash available (taking into account all available financing sources) following any redemptions of Quantum’s public shareholders; failure to obtain the requisite approval of Quantum’s shareholders; failure to meet relevant listing standards in connection with the consummation of the Business Combination; the effect of the announcement or pendency of the Business Combination on TradeStation’s business; risks that the proposed Business Combination disrupts current plans and operations of TradeStation; failure to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined entity to maintain relationships with customers and suppliers and strategic alliance third parties and retain its management and key employees; potential litigation relating to the proposed Business Combination; changes to the proposed structure of the Business Combination that maybe required or appropriate as a result of the announcement and execution of the Business Combination; unexpected costs and expenses related to the Business Combination; estimates of TradeStation and the combined company’s financial performance being materially incorrect predictions; changes in general economic or political conditions; changes in the markets that TradeStation targets or the combined company will target; slowdowns in securities or cryptocurrency trading or shifting demand for security or crypto currency trading products; the impact of the ongoing COVID-19 pandemic; the evolving digital asset market, including the regulation thereof; possible regulations that further limit, or eliminate, the ability of TradeStation to accept payment for order flow or similar rebates; any change in laws applicable to Quantum or the Company or any regulatory or judicial interpretation thereof; risks related to data security and privacy; changes in accounting principles and guidelines and the ability of TradeStation and the combined company to maintain effective internal controls over financial reporting and other factors, risks and uncertainties set forth in the Appendix to this presentation. Quantum and TradeStation caution that the foregoing list of factors is not exhaustive. Any forward-looking statement made in this presentation speaks only as of the date of this presentation. Plans, intentions or expectations disclosed in forward-looking statements may not be achieved and the recipient of this presentation should not place undue reliance on such forward-looking statements. Neither TradeStation nor Quantum undertake any obligation to update, revise or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as maybe required by any applicable securities laws.

Contact:	Akiko Kato Corporate Communications Office Monex Group, Inc., +81-3-4323-8698	Yuki Nakano, Minaka Aihara Investor Relations, Financial Control Department Monex Group, Inc., +81-3-4323-8698

This material is an English translation of a Japanese announcement made on the date above. Although Monex Group, Inc. intended to faithfully translate the Japanese document into English, the accuracy and correctness of this English translation is not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or to solicit an offer to buy securities in the U.S.

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